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                [BLUESTAR COMMUNICATIONS GROUP, INC. LETTERHEAD]





                                 June 16, 2000

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

         Re:    BlueStar Communications Group, Inc.
                Registration Statement on Form S-1 (Reg. No. 333-95699) Application for Withdrawal

Ladies and Gentlemen:

         Pursuant to Rule 477 of the General Rules and Regulations of the Securities Act of 1933, as amended, BlueStar Communications Group, Inc. hereby applies for the withdrawal of the above-referenced Registration Statement, on the grounds that Registrant does not intend to consummate the offering contemplated therein due to prevailing market conditions.

         Please do not hesitate to contact the undersigned at (615) 255-2100 or Mark T. Goglia at (214) 468-3744 if you have any questions regarding this application.

                                              Sincerely,

                                              /s/ Robert E. Dupuis

                                              Robert E. Dupuis
                                              Chief Executive Officer



cc: Carmelo M. Gordian, Brobeck, Phleger & Harrison LLP
    Mark T. Goglia, Brobeck, Phleger & Harrison LLP
    Kris F. Heinzelman, Cravath, Swaine & Moore